FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 19, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the comments on media reports about possible alliance in LCD panel business with Hitachi Ltd. and Canon Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: December 20, 2007

December 19, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Comments on Media Reports about Possible Alliance in LCD

Panel Business with Hitachi Ltd. and Canon Inc.

Osaka, Japan, December 19, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, commented on the media reports of December 19 in Japan about a possible alliance in LCD Panel Business with Hitachi, Ltd. and Canon Inc.

The Company has not decided anything in regards to the alliance in LCD Panel Business with Hitachi, Ltd. and Canon Inc.

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